Hoi-ho Kui

Chief Executive Officer

Golden Health Holdings, Inc.

Unit 979, 9/F HITEC

1 Trademark Drive

Kowloon Bay, Hong Kong

March 9, 2006

John L. Krug, Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Golden Health Holdings, Inc
Preliminary Information Statement on Schedule 14C filed February 21, 2006
File No. 0-25845

Dear Mr. Krug:

This letter is in response to your comment letter dated February 28, 2006 regarding our Preliminary Information Statement on Schedule 14C noted above.  Our responses are as follows:

1.     We have expanded our discussion to indicate how the circumstance of having 162 million shares of common stock outstanding despite having only 100 million shares of common stock authorized arose.  We have also made additional revisions to the document in order to clarify that beneficial ownership and voting are based only on the number of shares of common stock issued, since the Company is legally authorized to issue only 100 million shares of common stock.

2.     We have expanded our discussion concerning the proposed increase in the number of authorized shares of common and preferred stock to indicate any plans, arrangements, agreements or understandings with respect to the issuance of the newly authorized shares of common and preferred stock, respectively.

3.     We will provide an annual report containing audited financial statements and an auditor’s report with this Information Statement.

The Registrant, Golden Health Holdings, Inc., hereby acknowledges the following:

•      The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant;

•      The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary information statement materials do not foreclose the Commission from taking any action with respect to the filing; and

•      The Registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hoi-ho Kui
Hoi-ho Kui
Chief Executive Officer
Golden Health Holdings, Inc.